1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 5, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Details Impact of Computer Virus Incident

Hsinchu, Taiwan, R.O.C., Aug 5, 2018 – TSMC today provided an update on the Company’s computer virus outbreak on the evening of August 3, which affected a number of computer systems and fab tools in Taiwan. The degree of infection varied by fab. TSMC contained the problem and found a solution, and as of 14:00 Taiwan time, about 80% of the company’s impacted tools have been recovered, and the Company expects full recovery on August 6.

TSMC expects this incident to cause shipment delays and additional costs. We estimate the impact to third quarter revenue to be about three percent, and impact to gross margin to be about one percentage point. The Company is confident shipments delayed in third quarter will be recovered in the fourth quarter 2018, and maintains its forecast of high single-digit revenue growth for 2018 in U.S. dollars given on July 19, 2018.

Most of TSMC’s customers have been notified of this event, and the Company is working closely with customers on their wafer delivery schedule. The details will be communicated with each customer individually over the next few days.

This virus outbreak occurred due to misoperation during the software installation process for a new tool, which caused a virus to spread once the tool was connected to the Company’s computer network. Data integrity and confidential information was not compromised. TSMC has taken actions to close this security gap and further strengthen security measures.

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2018 is expected to exceed 12 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, and one six-inch fab, in Taiwan, as well as TSMC’s wholly owned subsidiaries, WaferTech, TSMC China, and TSMC Nanjing. TSMC is the first foundry to provide 7-nanometer production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com